SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Consent of Deloitte & Touche LLP
2.	Consent of Meyers Norris Penny LLP
3.	Consent of GLJ Petroleum Consultants Ltd.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

CONSENT OF
INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-166209 on Form F-3 and to the use of our reports, dated March 25, 2011, relating to the consolidated financial statements of Sonde Resources Corp. (which audit report expresses an unqualified opinion and includes emphasis of matter paragraphs regarding changes in accounting policies and material uncertainties that may raise significant doubt about the Company’s ability to continue as a going concern) and the effectiveness of Sonde Resources Corp.'s internal control over financial reporting appearing in the Annual Report on Form 40-F of Sonde Resources Corp. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada
March 25, 2011

Document 2

CONSENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

SONDE RESOURCES CORP.

We hereby consent to the use in the Annual Report on Form 40-F of our Auditors’ Report dated April 29, 2009 (except as to Note 6 which is as of March 25, 2011) with respect to the consolidated statement of operations, comprehensive loss, and deficit and cash flows of Sonde Resources Corp. (formerly Canadian Superior Energy Inc.) (the “Company”) for the year ended December 31, 2008, which is contained in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

We also consent to the incorporation by reference of the above report into Sonde Resources Corp.'s Registration Statement on Form F-3 (File No. 333-166209).

/s/ Meyers Norris Penny LLP

Independent Registered Public Accounting Firm

Calgary, Canada
March 25, 2011

Document 3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERING CONSULTANTS

We refer to our report entitled "Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor" dated March 21, 2011 evaluating the reserves attributable to Sonde Resources Corp. (the "Company") as of December 31, 2010 (the "Report").

We hereby consent to references to our name and to the Report in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. We also confirm that we have read the Annual Information Form included in the Annual Report on Form 40-F and that we have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the Report or that are within our knowledge as a result of the services we performed in connection with the Report.

We also consent to the incorporation by reference of the Report into Sonde Resources Corp.'s Registration Statement on Form F-3 (File No. 333-166209).

Yours truly,
GLJ PETROLEUM CONSULTANTS LTD.

/s/ John H. Stilling
John H. Stilling, P. Eng.
Vice-President

Calgary, Alberta
March 25, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	March 25, 2011	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary